NEWS RELEASE 06-47B	December 7, 2006

CORRECTION TO MICHELIN RELEASE

Aurora Energy Resources Inc. (“Aurora”) (AXU – Toronto Stock Exchange) wishes to make a correction to today’s release. Drill hole M-06-39 intersected mineralization at a vertical depth of 600 metres as opposed to the reported 750 vertical metres. In addition the mineralized interval in drill hole M-06-30A should have read 35.98 metres rather than 37.49 metres. The grade of the interval remains unchanged. The corrected release is provided below in its entirety.

FRONTEER’S AURORA CONTINUES TO EXPAND THE MICHELIN URANIUM DEPOSIT IN LABRADOR

Fronteer Development Group Inc. ("Fronteer")(FRG-TSX/AMEX) announces that Aurora Energy Resources Inc. ("Aurora") (AXU-Toronto Stock Exchange), in which Fronteer holds a 47.2% is pleased to announce that ten new drill holes have further expanded the thick, high grade centre of the Michelin uranium deposit (“Michelin”). Drill hole M-06-39, which intersected Michelin at 600 metres depth, indicates that significant grade and thickness have excellent continuity at this depth. Mineralization remains open in all directions. Hole M-06-39 intersected:

  0.15% U3 O8 over 35.16 metres (3.3 pounds of U3 O8 per tonne over 115.35 feet) including

  0.24% U3 O8 over 15.79 metres (5.3 pounds of U3 O8 per tonne over 51.80 feet).

“In 2006, we drilled 37 holes at Michelin, totaling 25,000 metres,” says, Dr. Mark O’Dea, President and CEO of Aurora. “100% of the holes drilled at Michelin this year have intersected uranium mineralization, which has had a profound impact on the size of this growing deposit. Mineralization still remains open for expansion.” Highlights from five other new drill holes include the following intervals:

  0.12% U3O8 over 37.49 metres in M-06-30A

  0.26% U3 O8 over 17.27 metres in M-06-32

  0.16% U3 O8 over 10.50 metres in M-06-35

  0.19% U3O8 over 10.85 metres in M-06-37

  0.17% U3 O8 over 9.20 metres n M-06-40

Also of significance, drill hole M-06-33, located 200 metres east of Michelin’s main zone, intersected 0.11% U3O8 over 4.00 metres and 0.10% U3O8 over 1.86 metres. This drill hole highlights the potential for a significant expansion of Michelin along strike.

For a current long section of Michelin please visit
http://www.aurora-energy.ca/files/Michelin_Longsection_Correction.jpg

DRILL HOLE RESULTS

Hole ID	From (m)	To (m)	Interval (m)	%U3O8
M-06-29	888.43	889.43	1.00	0.10
M-06-30A	597.89	633.87	35.98	0.12
incl	597.89	602.84	4.95	0.13
and incl	613.95	620.92	6.97	0.34
and incl	629.87	633.87	4.00	0.22

M-06-31	991.00	992.50	1.95	0.07
M-06-32	703.02	720.29	17.27	0.26
M-06-33	667.17	671.17	4.00	0.11
and	674.96	676.82	1.86	0.10
M-06-35	658.30	668.80	10.50	0.16
incl	658.30	663.30	5.00	0.22
M-06-36A	726.94	733.97	7.03	0.11
M-06-37	581.00	591.85	10.85	0.19
M-06-39	622.18	657.34	35.16	0.15
incl	622.18	637.97	15.79	0.24
M-06-40	617.51	626.71	9.20	0.17

Reported widths are approximately 85 to 90% of true widths.

Subject to the receipt of four final drill holes, the company will be updating its 43-101 compliant resource for the Michelin and Jacques Lake deposits in early 2007.

ABOUT FRONTEER

Fronteer is a rapidly evolving company committed to building long term value through ongoing discoveries, and strategic acquisitions. There are currently 10 drill rigs operating in Turkey and one drill rig operating in Mexico on two gold-silver projects. Fronteer also has a prominent foothold in an emerging uranium-copper-gold district in the northern Yukon where it has just completed an extensive exploration program. Fronteer holds a 47.2% interest in Aurora Energy Resources (AXU-TSX). Fronteer has a strong balance sheet with approximately CDN$41 million in cash and marketable securities.

For further information on Fronteer visit www.fronteergroup.com or contact:

Dr. Mark O'Dea, President & CEO

Dr. Rick Valenta, VP Exploration

(PH) 604-632-4677 or Toll Free 1-877-632-4677

info@fronteergroup.com

Ian Cunningham-Dunlop, P.Eng, Vice President, Exploration for Aurora, is the designated Qualified Person for Aurora on the Central Lbrador Uranium Project. Drill core was prepared and analyzed in accordance with industry standards by Activation Laboratories Ltd, Ancaster, Ontario.

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to the price of uranium; the timing and amount of estimated future resources and resource conversion rates; the timing and level of exploration activities, including drilling activities; and the potential for further equity dilution involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the actual results of current exploration activities, future technical and country risks and mineability of the deposits, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, future prices of uranium, economic and political stability in Canada, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled"Risk Factors" in Fronteer's recent Form 20- F and Annual Information Form on file with the United Sates Securities and Exchange Commission in Washington, D.C. and the Canadian Securities Commissions. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factor that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward- looking statements